MSDH

500 Nickerson Road
Marlborough, MA
01752-4695

Phone 617.497.6222
Marlborough Software Development Holdings Inc.	Fax 617.868.0784

January 18, 2012

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attn: Maryse Mills-Apenteng, Special Counsel

          Patrick Gilmore, Accounting Branch Chief

          Gabriel Eckstein, Staff Attorney

          Barbara C. Jacobs, Assistant Director

Re: Marlborough Software Development Holdings Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 22, 2011

File No. 333-177915

Dear Ms. Mills-Apenteng:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 10, 2012 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) of Marlborough Software Development Holdings Inc. (the “Company” or “MSDH”), as well as our response dated December 21, 2011 to your prior comment letter dated December 8, 2011. In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Registration Statement.

Prospectus Summary

The Distribution, page 3

1. We note your response to prior comment 2. Please provide us with your analysis as to how you determined to register the spin-off transaction. Tell us whether Bitstream has had any unusual grant activity under its option plans and provide us with your analysis as to whether the categories of persons who will receive the MSDH options include persons other

Marlborough Software Development Holdings Inc.

January 18, 2012

than “employees” of Bitstream and MSDH as defined in General Instruction 1. of Form S-8. As you may use Form S-8 to issue options to employees of the parent before the spin-off occurs, provide us with your analysis as to whether the timing of your transaction, as proposed, meets this requirement.

The Company initially considered effecting the spin-off transaction in accordance with Staff Legal Bulletin No. 4 (“SLB No. 4”) and concluded that the transaction would satisfy all of the conditions discussed in Paragraph 4.A. of SLB No. 4. However, in consideration of the unique facts and circumstances of this spin-off, the Company determined not to complete the spin-off in accordance with SLB No. 4 for the following three reasons:

1.	The Company believed that it would be more timely and cost-effective to complete the merger and spin-off pursuant to just two filings—Bitstream’s merger proxy and the Company’s Registration Statement on Form S-1, assuming concurrent Staff review and clearance of those filings, as opposed to three filings—an information statement, a merger proxy and a Form 10.

2.	Because the Company’s common stock will not be listed on a national securities exchange, the shares do not qualify as “federally covered securities” as such term is defined in the National Securities Market Improvement Act of 1996. As a result, the federal preemption doctrine with respect to state blue sky laws would not apply to the spin-off. A substantial majority of U.S. States provide for registration by coordination under cover of Form U-1 for securities offerings, but such registration by coordination is only available if the offering is covered by registration statement under the Securities Act of 1933, as amended. Accordingly, the Company determined that the filing of the Registration Statement, as opposed to a Form 10, would streamline and expedite the Company’s blue sky compliance processes and costs.

3.

Paragraph 7 of SLB No. 4 provides in relevant part that “[i]n rare situations, however, a large shareholder of the parent so controls the parent that the shareholder essentially decides whether to do the spin-off. In these infrequent situations, we view the spin-off as a privately negotiated transaction between the parent and that shareholder, with that shareholder getting restricted securities.” Two groups of stockholders of Bitstream who beneficially owned an aggregate of 33.9% of the issued and outstanding shares of Bitstream common stock, together with all of the executive officers and directors of Bitstream who own an aggregate of 15.1% of the issued and outstanding shares of Bitstream common stock, entered into voting and standstill agreements with Monotype relating to the merger. In telephonic conversations with the Commission Staff prior to filing the Registration Statement, the Company discussed the application of SLB No. 4 on these assumed facts on a no-names basis and based on these conversations the Company determined that it was possible certain of these shareholders could be deemed to have received restricted stock in a distribution completed pursuant to SLB No. 4. Accordingly, the Company determined to register the spin-off under the

Marlborough Software Development Holdings Inc.

January 18, 2012

Securities Act and to identify certain of these stockholders as selling shareholders of their shares to be received in the spin-off and include information such that the prospectus would constitute a re-offer prospectus with respect to such shares.

We intend to issue all of the New MSDH Options prior to the effective date of the Distribution and that we therefore will be eligible to register all of the securities eligible for issuance under the MSDH Incentive Compensation Plan, including all of the New MSDH Options, on Form S-8. Such Form S-8 is expected to be filed promptly after the Distribution Date and before any options have been exercised in accordance with Securities Act Release No. 7646 (February 25, 1999). No persons will receive MSDH options other than “employees” of Bitstream and MSDH as defined in General Instruction 1 to Form S-8. Amendment No. 2 includes enhanced disclosure regarding the timing of the issuance of the New MSDH Options and filing of the Form S-8 for the MSDH Incentive Compensation Plan.

The Company hereby confirms that Bitstream has not had any unusual grant activity under its option plans and that all awards have been made in the ordinary course as compensation for employees or directors of Bitstream.

Risk Factors—We incur significant costs…, page 11

2. Please revise your disclosure in response to prior comment 6 regarding the date by which you must comply with Regulation S-K Item 308(a) so that it is consistent with Instruction 1 to that Item.

The sentence discussing the Company’s compliance with Item 308(a) of Regulation S-K has been revised in Amendment No. 2 as follows:

“Pursuant to Instruction 1 to Item 308 of Regulation S-K, we need not comply with paragraphs (a) and (b) of Item 308 of Regulation S-K, which require a management annual report on internal control over financial reporting and an attestation report of an independent registered public accounting firm, respectively, until we either have been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or have filed an annual report with the SEC for the prior fiscal year. Accordingly, we will not be required to complete a management annual report on internal control over financial reporting until our annual report on Form 10-K for our fiscal year ending December 31, 2012.”

The Distribution, page 15

3. We note that you have deleted the discussion regarding the right of shareholders to receive cash in the event that the Adjusted Bitstream Option has an exercise price that is less than the per share merger consideration. It appears that you should restore this information. If this provision is no longer applicable, please tell us the circumstances regarding the removal of this provision.

Marlborough Software Development Holdings Inc.

January 18, 2012

Holders of Adjusted Bitstream Options with an exercise price less than the per share merger consideration will receive cash in an amount equal to the difference between the per share merger consideration and the exercise price of each Adjusted Bitstream Option and such options will be cancelled. Bitstream is solely responsible for paying such consideration to holders of Adjusted Bitstream Options. Amendment No. 2 includes enhanced disclosure of the rights of Bitstream option holders to receive cash from Bitstream in the merger in these circumstances. The provision was removed from the disclosure in Amendment No. 1 in response to prior comment 3 to narrow the focus of the disclosure on the effect on holders of MSDH securities of the division of existing Bitstream options into the Adjusted Bitstream Options and the New MSDH Options. In light of new comment 3, Amendment No. 2 restores and enhances the prior disclosure.

Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2010, page 25

4. We note your response to prior comment 11 and the changes made to your pro forma Statement of Operations for the year ended December 31, 2010. Please confirm that the reference to note (E) is accurate as it would appear that this reference applies to the balance sheet.

We have revised the footnote references on the Unaudited Pro Forma Combined Condensed Statement of Operations to reference footnotes (F) and (G), as appropriate.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 26

5. We note the disclosure added to footnote (D) in response to prior comment 10. Please provide further detail regarding your analysis to support your conclusion that there is no charge to record upon issuance of these options. In this regard, confirm whether there is any incremental value associated with the issuance of the Adjusted Bitstream Option and the New MSDH Option in exchange for the original Bitstream Option.

The Adjusted Bitstream Option and New MSDH Option will be issued in accordance with the provisions set forth in section 10(C) of the Bitstream Inc. 2006 Incentive Compensation Plan which states that in the event of certain equity restructurings (inclusive of mergers and spin-offs), options shall be adjusted in such manner as deemed equitable. In accordance with this provision, the Company believes it has an obligation to adjust the currently outstanding Bitstream awards such that the value of the Bitstream awards prior to the merger and distribution will be equivalent to the value of the outstanding awards after the merger and distribution. The formula to determine the exercise price of the Adjusted Bitstream Option and the New MSDH Option is intended to create an equivalent value so that the value of the Bistream option prior to the merger and distribution is equal to the combined value of the Adjusted Bitstream Option and New MSDH Option. Management believes this adjustment is an obligation, not a discretionary adjustment. There will be no incremental value associated with these new options.

Marlborough Software Development Holdings Inc.

January 18, 2012

In accordance with the guidance in ASC718, the Company has evaluated the issuance of the New MSDH option in the context of a modification of an award in an equity restructering. In accordance with this guidance, if the modification was required under the terms of the award and no incremental value was issued, then an adjustment to preserve the value of the award is precluded from modification accounting and no incremental charge is to be recorded. Because the New MSDH Option was issued as a result of the Company’s requirement to make adjustments to the outstanding awards to preserve the value of the outstanding awards, and because no incremental value will be issued, the Company believes there is no incremental charge related to the issuance of the New MSDH Options.

6. Your previously filed registration statement included disclosure regarding the right to receive cash in the event that the Adjusted Bitstream Option has an exercise price that is less than the per share merger consideration. We note that disclosure has been removed from this amendment. Please confirm whether the potential for an option holder to receive cash exists and to the extent that it does, tell us who is responsible for paying such consideration and describe the associated accounting impact.

Holders of Adjusted Bitstream Options with an exercise price less than the per share merger consideration will receive cash in an amount equal to the difference between the per share merger consideration and the exercise price of each Adjusted Bitstream Option and such options will be cancelled. Bitstream is solely responsible for paying such consideration to holders of Adjusted Bitstream Options. Amendment No. 2 includes enhanced disclosure of the rights of Bitstream option holders to receive cash from Bitstream in the merger in these circumstances.

There is no accounting impact to MSDH as Bitstream, not MSDH is solely responsible for paying such consideration.

Business—Mobile Browsing Technology, page 33

7. We note your response to prior comment 13. Please expand your disclosure on page 28 or elsewhere in your document to clarify, if true, that the number of BOLT installations may overestimate the number of users. Also disclose, consistent with your response, why these numbers differ.

We have removed the remaining reference to the number of BOLT downloads and installations in order to avoid confusion.

Research and Development, page 35

8. You mention in your response to prior comment 16 that Heidelberg is your OEM partner. In an appropriate place in your document, please describe the nature of your relationship with Heidelberg and describe and file all material agreements.

We have added references to our OEM relationships in the Sales and Marketing discussion within the Business discussion. The agreement with Heidelberg has not been filed as it is not a

Marlborough Software Development Holdings Inc.

January 18, 2012

material agreement. The terms of the agreement are our standard OEM business terms which do not include any monetary upfront commitment, rather these agreements call for royalties over future periods based on distribution of the OEM product.

The amended disclosure provided is as follows:

Pageflex iWay products are sold primarily through OEMs, including Xerox and HP. Pageflex’s dedicated staff assists OEMs in marketing and sales of iWay through the OEMs’ own sales and distribution channels. Storefront is sold in the US directly to end users, and through resellers. In Europe Storefront is sold through VARs and resellers. Heidelberger Druckmaschinen AG (Heidelberg) (FWB: HDD) signed a worldwide OEM software agreement under which Heidelberg will license the Pageflex Storefront web-to-print product, associated technologies from the Pageflex product line, and custom development. Heidelberg will market the turnkey OEM product worldwide under the name Prinect Web-to-Print Manager. As of November 30, 2011, MSDH employs approximately fourteen dedicated sales and marketing employees, dedicated to Pageflex, in support of its own and its partners’ activities.

MSDH also is increasing its Pageflex presence in international markets. In addition to adding more full time sales and marketing staff directly employed by MSDHP, MSDH is planning to open Pageflex offices and establish sales and service teams in China and Europe. Pageflex has OEM and referral agreements with suppliers in the printing industry, including Xerox, HP, Heidelberg and Oce, which have significant market share with respect to the world’s total print equipment manufacturing capacity.

Liquidity and Capital Resources, page 52

9. We note that on page 8 your revisions indicate that your cash will now be sufficient to fund operating costs until September 30, 2012. With a view to disclosure, please tell us the reason for this change.

In determining the required or appropriate disclosure, the Company evaluates separately our ability to meet upcoming cash requirements over both the short and long term. We define short-term liquidity as a period of twelve months or less and long-term liquidity as a period in excess of twelve months. As such, for our liquidity disclosure, we disclose our ability to fund operating costs using existing cash for a period of twelve months from the latest balance sheet date included in the filing. From a long-term liquidity basis, we continually assess whether our existing cash and cash generated from operations, will be sufficient to sustain operations over an extended period of time. Over the long-term, we anticipate that our primary source of liquidity will be cash generated from operating activities. However, in evaluating our long-term liquidity, we continue to assess and evaluate future trends and uncertainties such as, but not limited to, changes in the mix and relative cost of capital resources and increased competition.

Marlborough Software Development Holdings Inc.

January 18, 2012

Operating Leases, page 53

10. Please disclose the term of your agreement with Net-Translators as well as the termination provisions.

We have expanded the disclosure as follows:

In June 2011, the Company entered into an agreement with Net-Translators LLC with an estimated fee structure of $835,000, payable in installments upon completion of milestones specified in the agreement. Net-translators will provide software development services related to the localization of our Storefront product into ten languages. As of September 30, 2011, the Company paid $488,000, with an estimated $347,000 remaining commitment which is expected to be paid during the remainder of 2011. The contract has no specific term and is enforceable until completion, which is anticipated to be before April 2012. Either party may cancel the contract for an un-remedied material breach by the other party or if the other party becomes bankrupt. If we subsequently cancel, reduce in scope or frustrate (by act of omission) the agreement, except for in the case of a material breach, the full price of the agreement shall remain payable unless otherwise agreed to in advance.

Executive Compensation and Other Matters, page 61

11. Please update your disclosure in this section to include information for the most recently completed fiscal year. Refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Amendment No. 2 includes updated disclosure as of the year ended December 31, 2011 with respect to all matters of compensation required pursuant to Item 402 of Regulation S-K.

Golden Parachute Compensation, page 66

12. It appears that your disclosure regarding golden parachute compensation may be incomplete. In the paragraph above the table you refer to the “Equity” column. You also include a reference to footnote (1) in the table. Please tell us where this information appears in your disclosure or revise as necessary to provide complete information.

Amendment No. 2 includes expanded disclosure consisting of placeholders for additional “Equity” and “Total” golden parachute compensation columns and additional explanatory footnotes.

Certain Material U.S. Federal Income Tax Considerations, page 90

13. Please complete the sentence beginning with “For purposes of this discussion….”

We have revised the discussion of Certain Material U.S. Federal Income Tax Considerations in the Amendment to clarify the disclosure.

The Distribution, page 91

14. We note your revisions in response to prior comment 27; however, your revised disclosure includes terms such as “generally” and “may.” We therefore reissue our comment as it relates to your revised disclosure.

We have revised the discussion of Certain Material U.S. Federal Income Tax Considerations in the Amendment to clarify the disclosure.

Marlborough Software Development Holdings Inc.

January 18, 2012

Exhibit 5.1

15. Please submit a revised opinion reflecting the number of shares that you are registering.

We have included as Exhibit 5.1 to Amendment No. 2 a revised opinion of counsel that reflects the number of shares covered by the Registration Statement.

16. Refer to paragraph (7). Please note that it is inappropriate to assume that there are sufficient authorized shares. Submit a revised opinion. Refer to Section II.B.3. of Staff Legal Bulletin 19, available on our website.

This qualification has been removed from the revised opinion of counsel included as Exhibit 5.1 to Amendment No. 2.

On behalf of the Company, the undersigned hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-497-6222 if you have any additional comments or questions concerning the Amendment No. 2 to Registration Statement on Form S-1.

Sincerely,

/s/ James P. Dore

James P. Dore

Executive Vice President and Chief Financial Officer

Marlborough Software Development Holdings, Inc.